UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Repurchase of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law,

in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law

and its Articles of Incorporation)

Tokyo, May 15, 2015 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to repurchase its own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 48 of the Articles of Incorporation of MUFG.

1. Reasons for Repurchase of Own Shares

MUFG will repurchase its own shares in order to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

2. Outline of Repurchase

(1) Type of shares to be repurchased:	Ordinary shares of MUFG

(2) Aggregate number of shares to be repurchased:	Up to 160,000,000 shares
(Equivalent to 1.14% of the total number of issued shares (excluding own shares))

(3) Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

(4) Repurchase period:	From May 18, 2015 to July 31, 2015

(5) Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)	Own shares held by MUFG as of April 30, 2015:

	Total number of issued shares (excluding own shares)	14,020,164,459 shares
	Number of own shares	148,689,361 shares

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.